

04027801

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Independent Auditors'
     Report   Page No.

(b) Exhibit

     Independent Auditors' Consent

                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the Company has duly caused this annual report to be signed
on its behalf by the undersigned hereunto duly authorized.

                          MISSOURI NATURAL GAS DIVISION
                          OF LACLEDE GAS COMPANY WAGE
                          DEFERRAL SAVINGS PLAN
                                (Registrant)

                     BY _____
                            Thomas A. Reitz
                          Superintendent of Service
                          and Division Operations

Date: April 27, 2004

**Deloitte
&Touche**

*Missouri Natural Gas Division
of Laclede Gas Company Wage
Deferral Savings Plan*

*Financial Statements—Modified Cash Basis
as of and for the Years Ended
October 31, 2003 and 2002,
Supplemental Schedule for the
Year Ended October 31, 2003 and
Independent Auditors' Report*

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte ₀

Deloitte & Touche LLP
Suite 2200
One City Centre
St. Louis, MO 63101-1819
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Wage Deferral Savings Plan Committee of the Missouri Natural
Gas Division of Laclede Gas Company Wage Deferral Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") as of October 31, 2003 and 2002, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 23, 2004

F – 2
Member of
Deloitte Touche Tohmatsu

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2003 AND 2002

	2003	2002
CASH	$ 26,181	$ 558
INVESTMENTS	3,754,683	2,883,065
NET ASSETS AVAILABLE FOR BENEFITS	$3,780,864	$ 2,883,623

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
CONTRIBUTIONS:		
Employer	$ 134,950	$ 127,862
Employee	343,916	324,205
	478,866	452,067
INVESTMENT INCOME:		
Interest and dividends	64,133	58,979
Net appreciation/(depreciation) in fair value of investments	487,973	(360,153)
	552,106	(301,174)
TOTAL ADDITIONS	1,030,972	150,893
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	93,763	37,655
NET TRANSFERS	39,968	51,156
TOTAL DEDUCTIONS	133,731	88,811
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	897,241	62,082
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	2,883,623	2,821,541
END OF YEAR	$3,780,864	$2,883,623

See notes to financial statements.

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
<u>**WAGE DEFERRAL SAVINGS PLAN**</u>

NOTES TO FINANCIAL STATEMENTS –
MODIFIED CASH BASIS
<u>**YEARS ENDED OCTOBER 31, 2003 AND 2002**</u>

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), although investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

Investment Valuation – The Plan's investments are held in a trust; the trust invests in various funds that are stated at the fair value of the underlying securities, as determined by quoted market prices. Participant loans are stated at cost, which approximates fair market value.

Use of Estimates – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The trust invests in various funds whose underlying assets include U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2003 and 2002 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – Prior to October 31, 2002, the Plan was named the Missouri Natural Gas Division of Laclede Gas Company Dual Savings Plan. The Plan was renamed to conform with a change in Plan provisions to permit only pre-tax contributions. The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with American Express Trust Company, the Plan trustee. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee which is a three-member committee appointed by the Laclede Gas Company Board of Directors. All payments made from the Plan require approval of the Missouri Natural Wage Deferral Savings Plan Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1.

Collectively Bargained Plan Changes – The collective bargaining agreement effective April 15, 2001 provided that clerical unit employees would discontinue their post-tax contributions as of November 1, 2001. The physical unit employees had previously voted to discontinue their post-tax contributions as of November 1, 1998. Beginning November 1, 2001, only pre-tax deferrals were contributed under the Plan.

Contributions – Employees could elect post-tax or pre-tax payroll deductions, as discussed above, in 1% increments ranging from 2% through 8% of their annual rate of compensation. Employer contributions are made bi-weekly into the trust in an amount equal to 50% of such employee contributions. In addition, each employee is permitted to make additional deposits of up to 7% of compensation in any Plan year. These additional deposits are not matched by employer contributions.

Vesting – All Participant contributions and Company matching contributions on pre-tax deposits, including earnings thereon, are immediately 100% vested. Post-tax Company match accounts vest after two years; however, special vesting schedules were established for the clerical unit employees who elected to discontinue post-tax deposits after November 1, 2001.

Investment Options – Post-tax contributions to the Plan were invested in the following three investment funds at the option of the employee. Post-tax contributions were invested 100% in one or 50% in two of the three funds designated by the employee.

The three available investment funds were:

- American Express Trust Common Stock Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I

Pre-tax contributions to the Plan may be invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- The Laclede Group, Inc. – ESOP (formerly, Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund (formerly, Pyramid Russell 2000 Index Fund)
- American Express Trust Large Cap Growth Fund (formerly, American Express Trust Common Stock Fund)
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I
- American Express Trust Short-Term Horizon Fund 25:75
- American Express Trust Medium-Term Horizon Fund 50:50
- American Express Trust Long-Term Horizon Fund 65:35
- American Express Trust Long-Term Horizon Fund 80:20

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual pre-tax account balances a minimum of $500 up to 50% of their pre-tax account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past twelve months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 10.50% at October 31, 2003.

Payment of Benefits – Withdrawals generally require thirty days advance notice, and the amount available depends on the type of account, post-tax or pre-tax. Withdrawal of the vested portion of the post-tax match account was permitted if the employee was on layoff at least six months or had a financial need. Withdrawal from the post-tax match account for other reasons was generally limited to the portion which was vested and attributable to employer contributions that were in the Plan between two and four years. If withdrawal from the post-tax account resulted in forfeiture of the Company match and earnings thereon, the forfeited amount was restored if repayment was made within five years of the withdrawal. Special withdrawal provisions for post-tax amounts were instituted for the clerical employees as a result of their discontinuance of post-tax deferrals.

Withdrawals from the pre-tax match account are limited to employees who are at least age 59-1/2 or have incurred a financial hardship which cannot be relieved by a loan from the Plan. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a twelve month period after receipt of the hardship withdrawal.

3. **FUNDING**

Company contributions to the Plan are paid to the trustee on a bi-weekly basis and are computed based on 50% of the employee's contribution up to 8% of compensation.

4. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2003	2002
The Laclede Group, Inc. – ESOP (formerly, Laclede Group, Inc. Common Stock Fund)	$1,162,297	$ 878,521
American Express Trust Large Cap Growth Fund (formerly, American Express Trust Common Stock Fund)	1,390,513	1,031,266
American Express Trust Bond Fund	464,762	435,261
American Express Trust Money Market Fund I	360,930	245,680
Northern Trust Global Investments Russell 2000 Index Fund (formerly, Pyramid Russell 2000 Index Fund)	205,123	161,519

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $487,973 and $(360,153), respectively, as follows:

	2003	2002
The Laclede Group, Inc. – ESOP (formerly, Laclede Group, Inc. Common Stock Fund)	$ 188,306	$ 24,258
American Express Trust Large Cap Growth Fund (formerly, American Express Common Stock Fund)	210,639	(362,059)
American Express Trust Bond Fund	19,819	9,804
Northern Trust Global Investments Russell 2000 Index Fund (formerly, Pyramid Russell 2000 Index Fund)	59,538	(26,447)
American Express Trust Long-Term Horizon Fund 80:20	8,368	(5,685)
American Express Trust Long-Term Horizon Fund 65:35	369	-

American Express Trust Medium-Term Horizon Fund 50:50	927	(24)
American Express Trust Short-Term Horizon Fund 25:75	7	-

5. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and that the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

In the event of termination of the Plan, each participant's Company contribution account and participant's contribution account shall become fully vested and not subject to forfeiture and, after payment of necessary expenses, shall be distributed to the participant.

7. RELATED PARTIES

Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR - MODIFIED CASH BASIS
(FORM 5500)
OCTOBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group Inc. - ESOP (formerly Laclede Group, Inc. Common Stock Fund)	Company stock fund (98,868.408 units)		$ 1,162,297
*	American Express Trust Large Cap Growth Fund (formerly American Express Trust Common Stock Fund)	Common/collective trust (8,742.231 units)		1,390,513
	Northen Trust Global Investments Russell 2000 Index Fund (formerly Pyramid Russell 2000 Index Fund)	Common/collective trust (343.867 units)		205,123
*	American Express Trust Bond Fund	Common/collective trust (6,355.023 units)		464,762
*	American Express Trust Money Market Fund I	Common/collective trust (360,929.660 units)		360,930
*	American Express Trust Short-Term Horizon Fund 25:75	Common/collective trust (69.267 units)		1,297
*	American Express Trust Medium-Term Horizon Fund 50:50	Common/collective trust (852.656 units)		18,998
*	American Express Trust Long-Term Horizon Fund 65:35	Common/collective trust (378.303 units)		4,226
*	American Express Trust Long-Term Horizon Fund 80:20	Common/collective trust (2,513.127 units)		56,181
*	Loans to Participants	Loans to participants (90,355.580 units) Interest rate 5.00% - 10.50%		90,356

* Party-in-interest.

Deloitte.

Deloitte & Touche LLP
Suite 2200
One City Centre
St. Louis, MO 63101-1819
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-90248 of The Laclede Group, Inc on Form S-8 of our report dated April 2, 2004, appearing in this Annual Report on Form 11-K of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan for the year ended October 31, 2003.

Deloitte & Touche LLP

April 26, 2004

Member of
Deloitte Touche Tohmatsu